Exhibit 99.1

CONTACT:	Investor Relations	aminvestorrelations@aeromexico.com
	Corporate Communications	amcomunicacioncorporativa@aeromexico.com

Aeroméxico Reports Unaudited Fourth Quarter & Full Year 2025 Results

•	Total Revenue of $1.4 billion in 4Q25 and $5.4 billion in FY25

•	Adjusted EBITDAR Margin of 35% in 4Q25 and 31% in FY25, highest on record

•	Operating Margin of 21% in 4Q25 and 17% in FY25

•	Premium revenue at 42% in 4Q25 and FY25

Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico” or the “Company”) today reported unaudited consolidated financial results for the three months ended December 31, 2025 (“4Q25”) and twelve months ended December 31, 2025 (“FY25”) and as of December 31, 2025. The unaudited consolidated financial results set forth below are subject to revision based upon the completion of our annual financial closing process, and other developments arising between now and the time this financial closing process is finalized. These results are based on information available to us as of the date of this earnings release and are not a comprehensive statement of our financial results for the period presented. The Company has used the U.S. dollar, its functional currency, as the presentation currency for its consolidated financial statements. All figures are expressed in millions of U.S. dollars unless otherwise indicated.

Andrés Conesa, Chief Executive Officer stated: “Aeroméxico closed the year with strong momentum firmly confirming the recovery trend that gained pace in the second half of the year. We once again demonstrated industry-leading operational reliability, being recognized by CIRIUM as the world’s most on-time airline for the second consecutive year. Our commitment to service excellence was also reaffirmed as Aeroméxico was awarded the APEX North America’s Best Global Airline recognition. We delivered industry-leading financial performance, and this quarter achieved record results, including the highest Adjusted EBITDAR in the Company’s history. These achievements reflect disciplined execution across the business and the unwavering commitment, professionalism, and teamwork of our people, who continue to drive Aeroméxico’s performance and leadership”.

OPERATING & FINANCIAL HIGHLIGHTS FOURTH QUARTER 2025

•	Aeroméxico’s capacity, measured in available seat miles (ASMs), decreased by 1.8% year-over-year in 4Q25.

•

Aeroméxico’s 4Q25 total revenue reached $1.4 billion, a 0.2% increase as compared to the same period of 2024. When excluding 2024 extraordinary, non-recurrent items(1), total revenue grew 3.4% year-over-year (1).

•

Share of gain on equity accounted investees recorded a benefit of $71.1 million derived from the extraordinary income generated from the sale of the Group’s 50% equity interest in MRO (TechOps transaction), a joint venture owned in equal parts by Aeroméxico and Delta, dedicated to providing aircraft maintenance and repair services.

4Q25 & FY25 RESULTS

•

Adjusted EBITDAR(3) totaled $501.6 million, with a 34.9% margin, representing the highest EBITDAR and EBITDAR margin on record in the Company’s history. Excluding the TechOps transaction and non-capitalized administrative expenses related to our Initial Public Offering (IPO)(2), Adjusted EBITDAR(3) amounted to $434.9 million with a 30.2% margin.

•

Fourth quarter 2025 Operating Income totaled $303.1 million, with a margin of 21.1%, marking the best operating income performance for a fourth quarter on record. Excluding the TechOps transaction and non-capitalized administrative expenses related to our Initial Public Offering (IPO)(2), Operating Income totaled $236.4 million with a 16.4% margin.

•	Cost per ASM excluding fuel (CASM-Ex), was 10.4¢, marking a 5.9% increase with respect to the same quarter of 2024.

OPERATING & FINANCIAL HIGHLIGHTS FULL YEAR 2025

•	Aeroméxico’s capacity, measured in available seat miles (ASMs), increased by 0.5% year-over-year.

•	Aeroméxico’s FY25 total revenue reached $5.4 billion, a 4.6% decrease as compared to 2024. When excluding 2024 extraordinary, non-recurrent items(1), total revenue decreased 1.9% year-over-year.

•

Adjusted EBITDAR(3) totaled $1.7 billion, with a 31.2% margin. This margin represents the highest record in the Company’s history. Excluding the TechOps transaction and IPO-related expenses(2), Adjusted EBITDAR(3) amounted to $1.6 billion with a 30.0% margin.

•

Full year 2025 Operating Income totaled $928.1 million, with a margin of 17.3%, marking the second-best yearly operating income performance record. Excluding the TechOps transaction and the IPO-related expenses (2), Operating Income totaled $861.4 million with a 16.1% margin.

•	Cost per ASM excluding fuel (CASM-Ex), was 9.3¢, a 1.7% increase compared to last year.

•	Total adjusted net debt to EBITDAR(3) ended the year at 1.8x.

1Q26 & FULL YEAR 2026 OUTLOOK

Indicator	1Q26 Guidance	FY2026 Guidance
Total Capacity (ASMs)	~ -1.7% to -1.2%	~ 3.0% to 5.0%
Total Revenue	~ 1.30 bn to 1.33 bn	~ 5.77 bn to 5.88 bn
Total Revenue YoY	~ 10.0% to 12.0%	~ 7.5% to 9.5%
Adjusted EBITDAR Margin	~ 26.0% to 28.0%	~ 28.5% to 30.5%
Operating Income Margin	~ 11.0% to 13.0%	~ 15.0% to 17.0%
Adjusted Net Leverage	—	~ 1.6x

4Q25 & FY25 RESULTS

KEY FINANCIAL AND OPERATING HIGHLIGHTS FOR THE FOURTH QUARTER 2025

Key Financial KPIs	Three Months Ended December 31
	4Q25	4Q25 (Normalized) (4)	4Q24	4Q24 (Normalized) (4)	Var. % (5)
Total revenue (USD millions)	1,438	1,438	1,435	1,391	3.4%
Adjusted EBITDAR(3) (USD millions)	502	435	446	402	8.3%
Adjusted EBITDAR margin(3) (% of Revenue)	35%	30%	31%	29%	1.4 p.p.
Total operating income (loss) (USD millions)	303	236	257	212	11.6%
Operating Margin (% of Revenue)	21%	16%	18%	15%	1.2 p.p.

Key Operating Indicators	4Q25	4Q25 (Normalized) (4)	4Q24	4Q24 (Normalized) (4)	Var. % (5)
Total ASMs (millions)	8,751	—	8,911	—	—
Passengers (‘000)	6,168	—	6,247	—	—
Total revenue / ASM (USD cents)	16.4	16.4	16.1	15.6	5.3%
Total cost / ASM (USD cents)	13.6	13.6	13.0	13.0	4.9%
Total cost excluding fuel / ASM (USD cents)	10.4	10.4	9.9	9.9	5.4%

Foreign Exchange*	4Q25	4Q25 (Normalized) (4)	4Q24	4Q24 (Normalized) (4)	Var. %
Average	18.33	—	20.03	—	-8.5%

	Twelve Months Ended December 31
Key Financial KPIs	2025	2025 (Normalized) (4)	2024	2024 (Normalized) (4)	Var. % (5)
Total revenue (USD millions)	5,361	5,361	5,620	5,467	-1.9%
Adjusted EBITDAR(3) (USD millions)	1,672	1,606	1,738	1,578	1.8%
Adjusted EBITDAR margin(3) (% of Revenue)	31%	30%	31%	29%	1.1 p.p.
Total operating income (loss) (USD millions)	928	861	1,067	901	-4.4%
Operating Margin (% of Revenue)	17%	16%	19%	16%	-0.4 p.p.

Key Operating Indicators	2025	2025 (Normalized) (4)	2024	2024 (Normalized) (4)	Var. % (5)
Total ASMs (millions)	35,804	—	35,642	—	—
Passengers (‘000)	24,587	—	25,338	—	—
Total revenue / ASM (USD cents)	15.0	15.0	15.8	15.3	-2.4%
Total cost / ASM (USD cents)	12.5	12.5	12.7	12.7	-1.2%
Total cost excluding fuel / ASM (USD cents)	9.3	9.3	9.2	9.2	1.5%

Foreign Exchange*	2025	2025 (Normalized) (4)	2024	2024 (Normalized) (4)	Var. %
Average	19.26	—	18.27	—	5.5%

Figures may not sum to total due to rounding.

*	Source: Company with information from Banxico.

4Q25 & FY25 RESULTS

INCOME STATEMENT DISCUSSION

4Q 2025 Revenue

Total revenue for the fourth quarter of 2025 was $1.4 billion, representing a 0.2% year-over-year increase. When excluding 2024 extraordinary, non-recurrent items(1), total revenue grew 3.4% year-over-year. The recovery trend in demand that accelerated during the second half of 2025 fully materialized during the quarter, supported by strong load factors and sustained operational discipline. 2024 extraordinary, non-recurring items included one-time benefits from compensation received from Boeing related to the 737 MAX grounding, as well as estimated revenue from expired tickets following the extension of ticket validity policies implemented under prior commercial flexibility initiatives.

Total revenue per Available Seat Mile (“TRASM”) was 16.4¢, representing a 2.0% increase compared to 4Q24. Excluding 2024 extraordinary, non-recurrent items(1), TRASM increased by 5.3% year-over-year, reflecting enhanced performance across various demand segments and the appreciation of the Mexican peso. The positive trajectory in TRASM also reflects the improvement in our premium revenue(6) mix, which reached 41.9% of passenger-related revenue compared to 40.4% in 4Q24.

Full Year 2025 Revenue

Total revenue for the full year 2025 was $5.4 billion, representing a 4.6% year-over-year decrease. The decline primarily reflects the observed 2025 first half softer passenger demand in certain U.S. and Mexican border markets; the depreciation of the Mexican peso, and 2024 extraordinary, non-recurring items(1). Excluding 2024 extraordinary, non-recurrent items(1), total revenue decreased by 1.9% year-over-year. The impact of economic and political uncertainty on domestic border routes and the Mexico–U.S. transborder Visiting Friends and Relatives (VFR) segment during the first half of the year were partially offset by a recovery trend in certain U.S. and Mexican markets that began in the third quarter and materialized during the fourth quarter.

TRASM was 15.0¢, representing a 5.0% decrease compared to 2024. Excluding 2024 extraordinary, non-recurrent items(1), RASM decreased by 2.4% year-over-year.

Passenger Revenue (USD million)	Three Months Ended December 31			Twelve Months Ended December 31
	4Q25	4Q24	Var. %	2025	2024	Var. %
Domestic	478	459	4.0%	1,664	1,893	(12.1)%
International	713	683	4.4%	2,641	2,612	1.1%
Ancillaries	112	168	(33.0)%	555	646	(14.0)%

Total Passenger Revenue	1,303	1,310	(0.5)%	4,860	5,151	(5.6)%

Figures may not sum to total due to rounding.

4Q25 & FY25 RESULTS

4Q 2025 Operating Expenses

In 4Q25, total operating expenses -including fuel, labor, maintenance, passenger and aircraft services, aircraft leases, depreciation and amortization- reached $1.1 billion, reflecting a 3.7% decrease compared to the same period in 2024. Excluding the TechOps transaction and the IPO-related expenses(2), operating expenses were 1.9% higher compared to 4Q24. This increase was primarily driven by the impact of the Mexican peso’s appreciation on peso-denominated expenses, higher expenses on wages, salaries, and benefits following the renegotiation of all Collective Bargaining Agreements (“CBAs”) in 2024, increased depreciation and amortization costs due to fleet expansion, and IPO-related expenses. These cost pressures were partially offset by reduced selling and administrative expenses.

Fuel cost per liter increased 4.0% compared to 4Q24, averaging 66¢ per liter in 4Q25 as compared to 63¢ per liter in 4Q24. Fuel consumption decreased by 2.7% year-over-year, while fuel burn per ASM decreased by 0.9%, mainly due to a more efficient fleet mix.

Cost per ASM excluding fuel (CASM-Ex) was 10.4¢ in 4Q25, up 5.9% from 4Q24. Excluding extraordinary, non-recurring items(1,2), CASM-Ex increased 5.4% compared to 4Q24.

Share of gain on equity accounted increased by $73.4 million in 4Q25 as compared to 4Q24. This increase primarily reflects the $71.1 million of extraordinary income generated from the sale of TechOps.

Full Year 2025 Operating Expenses

In 2025, total operating expenses—including fuel, labor, maintenance, passenger and aircraft services, aircraft leases, and depreciation and amortization—totaled $4.4 billion, representing a 2.7% decrease compared to 2024. Excluding the TechOps transaction and the IPO-related expenses(2), operating expenses were 1.5% lower compared to 2024. The reduction was primarily driven by lower fuel expenses, ongoing cost-efficiency initiatives, and operational efficiencies associated with the introduction of additional Boeing 737 MAX aircraft. Operating expenses were also favorably impacted by the depreciation of the Mexican peso during the first half of the year, which reduced peso-denominated costs. These benefits were partially offset by higher depreciation and amortization resulting from fleet growth, increased direct operating expenses—particularly wages, salaries, and benefits—following the renegotiation of all CBAs in 2024, IPO-related expenses, and the appreciation of the Mexican peso during the second half of the year, which increased peso-denominated expenses.

Fuel cost per liter decreased by 7.6% compared to 2024, averaging 65¢ per liter in 2025 as compared to 71¢ per liter in 2024. Fuel consumption decreased by 0.4% year-over-year, while fuel burn per ASM decreased by 0.9%, mainly due to a more efficient fleet mix.

CASM-Ex was 9.3¢ in 2025, up 1.7% from 2024. Excluding extraordinary, non-recurring items(1,2),CASM-Ex increased 1.5% year-over-year.

4Q 2025 Adjusted EBITDAR(3) and Operating Income

Adjusted EBITDAR(3) for the fourth quarter amounted to $501.6 million with a 34.9% margin, representing the highest EBITDAR and EBITDAR margin on record in the Company’s history. Excluding 2025 extraordinary, non-recurrent items(2), Adjusted EBITDAR(3) in 4Q25 was $434.9 million. This represents a $33.4 million year-over-year increase compared to the 4Q24 Adjusted EBITDAR(3) (excluding 2024 extraordinary, non-recurrent items(1) of $401.5 million.

4Q25 & FY25 RESULTS

Operating income for the fourth quarter totaled $303.1 million, with a margin of 21.1%, marking the best operating income performance for a fourth quarter on record. Excluding 2025 extraordinary, non-recurrent items(2), Operating Income in 4Q25 stood at $236.4 million. This compares to Operating Income, excluding 2024 extraordinary, non-recurring items(1), of $211.7 million in 4Q24, reflecting a year-over-year increase of $24.7 million.

Full Year 2025 Adjusted EBITDAR(3) and Operating Income

Adjusted EBITDAR(3) for the full year amounted to $1.7 billion with a 31.2% margin. This represents the highest record in the Company’s history. Excluding 2025 extraordinary, non-recurrent items(2), Adjusted EBITDAR(3) in 2025 totaled $1.61 billion, a $28.0 million year-over-year increase when compared to FY2024 Adjusted EBITDAR(3) (excluding 2024 extraordinary, non-recurrent items(1)) of $1.58 billion.

Operating income for the full year totaled $928.1 million, with a margin of 17.3%. This represents the second highest record for the Company. Excluding 2025 extraordinary, non-recurrent items(2), Operating Income in 2025 reached $861.4 million, which compared to a $900.7 million 2024 Operating Income, excluding 2024 extraordinary, non-recurrent items(1), represents a $39.3 million decrease year-over-year.

4Q 2025 Net Financing Cost

Net financing costs decreased by $56.4 million compared to the same period of 2024, driven primarily by net foreign exchange. A $46.0 million loss in 4Q24 was reversed to a $0.6 million net FX gain in 4Q25, accounting for a $46.6 million tailwind. In addition to the net FX gain, lower interest expenses on financial liabilities contributed to the net financing costs reduction.

Full Year 2025 Net Financing Cost

Net financing costs increased by $144.6 million compared to 2024, driven primarily by foreign exchange. A $45.8 million FX gain in 2024 was reversed to a $22.4 million loss this quarter, accounting for a $68.2 million headwind. Additional factors contributing to the increase in finance costs over 2024 include the lease interest related to our fleet expansion, higher finance costs associated with the Senior Secured Notes due 2029 and 2031 issued in 2024, and reduced interest income following shareholder cash distributions.

4Q 2025 Net Income

Net income in 4Q25 totaled $165.0 million with an 11.5% margin.

Full Year 2025 Net Income

Net income in 2025 totaled $351.9 million with a 6.6% margin.

4Q25 & FY25 RESULTS

BALANCE SHEET AND CASH FLOW

As of December 31, 2025, Aeroméxico reported cash and cash equivalents amounting to $1.0 billion. Including the $200.0 million revolving credit facility secured in 3Q24, total liquidity reached $1.2 billion. This represents a liquidity to last twelve-month revenues ratio of 22.8%.

Over 2025, Aeroméxico generated $913.1 million in net cash from operating activities, which allowed the Company to continue with its investment and deleveraging programs.

During the fourth quarter, the Company amortized $63.5 million of financial debt, bringing total debt amortization to $156.2 million for the full year 2025.

On October 9, 2025, the Shareholders of the Company approved to carry out a capital reimbursement, without canceling shares, equivalent to an amount of $0.15 per share for a total distribution of $203.9 million. By December 2025, the Company had completed capital reimbursements amounting to $1.3 billion since December 2023.

FLEET

During 4Q25, Grupo Aeroméxico received one Boeing 737 MAX-8 and two Boeing 737 MAX-9 aircraft.

Aeroméxico’s operating fleet was comprised of 165 aircraft as of December 31, 2025, with an average age of 8.6 years.

OPERATING FLEET

Fleet	1Q25	2Q25	3Q25	4Q25
B-737-800	34	34	34	34
B-737 MAX 8	42	42	44	45
B-737 MAX 9	24	26	28	30
B-787	22	22	22	22
Aeroméxico	122	124	128	131
E-190	34	34	34	34
Aeroméxico Connect	34	34	34	34
Grupo Aeroméxico	156	158	162	165

4Q25 & FY25 RESULTS

Footnotes

(1)

For the three months ended December 31, 2024, we recognized $45.2 million of extraordinary favorable effects within operating income and $44.5 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives recorded in 2024. For the full year 2024, we recognized $165.8 million of extraordinary favorable effects within operating income and $160.3 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility.

(2)

For the three months and full year ended December 31, 2025, we recognized extraordinary income of $71.1 million from the sale of the Group’s 50% equity interest in MRO (TechOps), a joint venture owned in equal parts by Aeroméxico and Delta, dedicated to providing aircraft maintenance and repair services and non-capitalized administrative expenses of $4.3 million related to our Initial Public Offering (IPO).

(3)

Adjusted EBITDAR, Adjusted Net Debt to EBITDAR, and Adjusted EBITDAR Margin are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

(4)	“Normalized” metrics presented in this column exclude 2024 and 2025 extraordinary, non-recurrent items (see footnotes 1 and 2).

(5)	Variations are computed by comparing Normalized 4Q24 results with Normalized 4Q25 results, and twelve months 2024 results with twelve months 2025 results, as applicable.

(6)	Premium revenue mix consist of revenue from premium products and services above Básica / Clásica coach cabin products. Ratio is calculated based on total passenger revenue.

4Q25 & FY25 EARNINGS CALL INFORMATION

Date	Tuesday, February 17, 2026

Time	08:00 a.m. ET (NY) / 07:00 a.m. CT (CDMX)

Webcast Link	https://edge.media-server.com/mmc/p/38azfj59

Participant Listening*	https://register-conf.media-server.com/register/BI7b40694b1501455cbefc19bf4dbe2770

*	Participants can complete the online registration form and upon registering will receive the dial-in info and a unique PIN to join the call.

4Q25 & FY25 RESULTS

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main operations center in Terminal 2 of the Mexico City International Airport. Its destination network has reach in Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as the latest generation Embraer 190. Aeroméxico is a founding partner of SkyTeam, an alliance that celebrates 20 years and offers connectivity in more than 170 countries, through the 19 partner airlines. Aeroméxico created and implemented a Health and Hygiene Management System (SGSH) to protect its clients and collaborators at all stages of its operation.

www.aeromexico.com

www.skyteam.com

Forward Looking Statements

This press release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act, that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “guidance,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Important factors that could cause such differences include, but are not limited to: external risks, including health threats, accidents, global instability, security breaches, terrorism and natural disasters; Mexican and international economic conditions, as well as seasonality, on customer travel behavior; the current U.S.’s administration tariffs on the Company’s costs and the actions of other governmental authorities in Mexico, the U.S. and other countries; fuel market volatility; the Company’s capacity to fulfill the Company’s fixed obligations, obtain financing and/or maintain liquidity; the Company’s capacity to retain and attract key personnel and other professionals, and the Company’s labor relations with employees; the Company’s reliance on few aircraft manufacturers and other third-party providers; the Company’s aircraft utilization rate and aircraft maintenance costs; changes in landing charges, airport access fees and inadequate airport infrastructure; consumer protection restrictions; dependence on the Company’s main hub, MEX; air traffic congestion; the competitive environment in the aviation industry, including those arising from non-air travel substitutes; sanctions and compliance with anti-corruption, anti-money laundering, anti-drug trafficking and other ethical rules and standards; reliance on partnerships and alliances and challenges in entering into new ones; and other factors described in “Risk Factors” of the Company’s final prospectus dated as of November 5, 2025 relating to its initial public offering and other documents filed with or furnished to the SEC from time to time. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4Q25 & FY25 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and other Comprehensive Income (Unaudited)

	Three Months Ended December 31			Twelve months Ended December 31
	2025	2024	Var. %	2025	2024	Var. %
Revenues:
Passenger	1,303	1,310	-0.5%	4,860	5,151	-5.6%
Air Cargo	82	82	0.1%	312	296	5.5%
Other	52	43	22.0%	188	173	8.6%
Total Revenue	1,438	1,435	0.2%	5,361	5,620	-4.6%
Operating Expenses:
Jet-fuel	280	276	1.2%	1,138	1,237	-8.0%
Wages, salaries and benefits	319	286	11.9%	1,148	1,084	5.9%
Maintenance	64	73	-12.2%	231	258	-10.3%
Aircraft, communications and traffic services	164	152	7.8%	615	591	3.9%
Passenger services	39	35	11.8%	151	141	7.0%
Travel agent commissions	27	32	-13.7%	97	122	-20.6%
Selling and administrative	101	112	-9.7%	359	406	-11.6%
Aircraft leasing	5	5	5.7%	18	16	9.1%
Depreciation and amortization	193	184	4.9%	730	655	11.5%
Impairment (reversal)	—	—	NA	(4)	—	NA
Other (income) loss, net	14	22	-37.0%	27	49	-45.2%
Share of gain on equity accounted investees, net of tax	(72)	1	NA	(77)	(6)	NA
Total Operating Expenses	1,135	1,178	-3.7%	4,432	4,553	-2.7%
Total operating income	303	257	18.0%	928	1,067	-13.0%
Finance income (cost):
Net finance cost	123	179	-31.5%	514	370	39.1%
Income before income tax	180	78	131.8%	414	697	-40.6%
Income tax	15	2	517.5%	62	80	-22.1%
Net income for the period	165	75	119.0%	352	617	-43.0%

The Company has used the US dollar as the presentation currency for these consolidated financial statements, which is also its functional currency.

4Q25 & FY25 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position (Unaudited)

	(USD Millions)
	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	1,024	842
Trade and other receivables	700	591
Due from related parties	3	3
Prepayments and deposits	78	70
Inventories	174	140
Total current assets	1,980	1,647
Non-current assets:
Property and equipment, including right-of-use	3,674	3,207
Other non–current assets	1,539	1,530
Total non-current assets	5,213	4,737
Total assets	7,193	6,384
Liabilities
Current liabilities:
Loans and borrowings, including leases	451	448
Others	2,645	2,745
Total current liabilities	3,096	3,193
Non-current liabilities:
Loans and borrowings, including leases	3,604	3,253
Others	1,085	838
Total non-current liabilities	4,689	4,090
Total liabilities	7,785	7,283
Total equity (deficit)	(592)	(900)
Total equity and liabilities	7,193	6,384

The Company has used the US dollar as the presentation currency for these consolidated financial statements, which is also its functional currency.

4Q25 & FY25 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Twelve Months Ended December 31,
	(USD Millions)
	2025	2024	Var $
Operating cash	1,470	1,878	(408)
Operational assets and liabilities	(154)	(194)	40
Cash generated from (required by) operating activities	1,316	1,684	(368)
Income tax paid	(74)	(37)	(38)
Interest paid	(328)	(280)	(48)
Net cash from (used in) operating activities	913	1,368	(454)
Net cash used in investing activities	(270)	(489)	219
Net cash from (used in) financing activities	(496)	(920)	424
Effect of exchange rate fluctuations on cash held	36	(54)	90
Net increase (decrease) in cash and cash equivalents	182	(96)	278
Cash and cash equivalents:
At beginning of the period	842	938	(96)
At end of the period	1,024	842	182

The Company has used the US dollar as the presentation currency for these consolidated financial statements, which is also its functional currency.

4Q25 & FY25 RESULTS

FINANCIAL AND OPERATIONAL INDICATORS

	Three Months Ended December 31			Twelve Months Ended December 31
Financial KPIs	4Q25	4Q24	Var. %	2025	2024	Var. %
Total revenue	1,438	1,435	0.2%	5,361	5,620	(4.6)%
Passenger revenue	1,303	1,310	(0.5)%	4,860	5,151	(5.6)%
Adjusted EBITDAR(1)	502	446	12.5%	1,672	1,738	(3.8)%
Adjusted EBITDAR margin(1) (% of Revenue)	35%	31%	3.8 p.p.	31%	31%	0.3 p.p.
Total operating income (loss)	303	257	18.0%	928	1,067	(13.0)%
Operating Margin (% of Revenue)	21%	18%	3.2 p.p.	17%	19%	(1.7	) p.p.
Net Income (loss)	165	75	119.0%	352	617	(43.0)%
Net Income (loss) Margin (% of Revenue)	11%	5%	6.2 p.p.	7%	11%	(4.4	) p.p.

Operating Indicators	4Q25	4Q24	Var. %	2025	2024	Var. %
Total ASMs (millions)	8,751	8,911	(1.8)%	35,804	35,642	0.5%
Total RPMs (millions)	7,632	7,617	0.2%	30,751	30,853	(0.3)%
Load factor on scheduled flights (%)	87.2%	85.5%	1.7 p.p	85.9%	86.6%	(0.7	) p.p
Passengers (‘000)	6,168	6,247	(1.3)%	24,587	25,338	(3.0)%
On-Time departure performance within 15 minutes (%)	93.0%	89.4%	3.6 p.p	92.0%	88.1%	4.0 p.p
Total liters of fuel (‘000)	424,151	435,977	(2.7)%	1,743,449	1,750,940	(0.4)%
Yield (USD cents) (2)	9.7	9.3	4.0%	8.7	9.1	(4.1)%
Total revenue / ASM (USD cents)	16.4	16.1	2.0%	15.0	15.8	(5.0)%
Passenger revenue / ASM (USD cents)(2)	13.6	12.8	6.2%	12.0	12.6	(4.9)%
Total cost / ASM (USD cents)	13.6	13.0	5.2%	12.5	12.7	(1.1)%
Total cost excluding fuel / ASM (USD cents)	10.4	9.9	5.9%	9.3	9.2	1.7%

Other Indicators	4Q25	4Q24	Var. %	2025	2024	Var. %
Fuel cost per liter (USD cents)	66	63	4.0%	65	71	(7.6)%
FX close(3)	17.97	20.27	(11.4%)	17.97	20.27	(11.4%)
FX average(3)	18.33	20.03	(8.5%)	19.26	18.27	5.5%

Figures may not sum to total due to rounding.

1)

Adjusted EBITDAR and Adjusted EBITDAR margin are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

2)	Estimated as passenger revenues (excluding ancillaries) divided by total RPMs.
3)	Source: Company with information from Banxico.

4Q25 & FY25 RESULTS

Annex A on Non-IFRS Financial Measures

In addition to disclosing financial results prepared in accordance with IFRS, the Company discloses information regarding Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Net Debt and Adjusted Net Debt to Adjusted EBITDAR Ratio, which are non-IFRS measures. The Company also has disclosed in this press release revenue, operating income, operating margin, Adjusted EBITDAR and Adjusted EBITDAR Margin as incrementally adjusted by certain extraordinary, non-recurrent items adjustments from 2024 and 2025, which are additional non-IFRS financial measures. The Company believes all of these financial reporting measures to be useful indicators of its operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in its industry.

The Company defines Adjusted EBITDAR as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, and impairment (reversal), before aircraft leasing expense, in light of the non-recurring nature of this item. The Company considers Adjusted EBITDAR to be solely a valuation metric, not a performance metric. The Company defines Adjusted EBITDAR Margin as Adjusted EBITDAR divided by total revenue for the period. The Company defines Adjusted Net Debt as total loan and borrowings, including leases, minus cash and cash equivalents. The Company defines Adjusted Net Debt to Adjusted EBITDAR Ratio as Adjusted Net Debt Ratio divided by Adjusted EBITDAR for the period.

To obtain “Normalized” figures, the Company includes adjustments to reflect other extraordinary, non-recurrent items that have also impacted our results of operations during the periods under discussion. For the three months ended December 31, 2025, we recognized extraordinary income of $71.1 million from the sale of TechOps and non-capitalized administrative expenses of $4.3 million related to our Initial Public Offering (IPO) recorded in 2025 and in the three months ended December 31, 2024, we recognized $45.2 million of extraordinary favorable effects within operating income and $44.5 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives recorded in 2024. In 2025, we recognized $71.1 million of extraordinary income from the sale of TechOps and non-capitalized administrative expenses of $4.3 million related to our Initial Public Offering (IPO) and in 2024, we recognized $165.8 million of extraordinary favorable effects within operating income and $160.3 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility.

All of the above-mentioned non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations are: (i) they do not reflect the Company’s cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, its working capital needs; (iii) they do not reflect the Company’s cash requirements necessary to service interest or principal payments on the Company’s debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash

4Q25 & FY25 RESULTS

requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in the Company’s consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in the Company’s industry may calculate these measures, or similarly titled measures, differently than the Company does, limiting their usefulness as comparative measures.

Reconciliations of each of these historical measures, and to the extent applicable, forward-looking measures to the most directly comparable IFRS measure are below. No reconciliation of the forecasted amounts of Adjusted EBITDAR, as incrementally adjusted, and Revenue, as incrementally adjusted, for fiscal 2025 is included in this release because we are unable to quantify certain amounts that would be required to be included in the corresponding IFRS measure without unreasonable efforts, due to high variability and complexity with respect to estimating certain forward-looking amounts, and we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

	Three Months Ended December 31			Twelve Months Ended December 31
Normalized Total Revenue Reconciliation	4Q25	4Q24	Var. %	2025	2024	Var. %
Total revenue	1,438	1,435	0.2%	5,361	5,620	(4.6)%
(-) Extraordinary, non-recurrent ítems(1)	—	44	NA	67	153	NA
Normalized Total Revenue	1,438	1,391	3.4%	5,361	5,467	(1.9)%

Figures may not sum to total due to rounding.

1)

2024 extraordinary, non-recurrent items consist of favorable effects comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives.

	Three Months Ended December 31			Twelve Months Ended December 31
Adjusted EBITDAR Reconciliation	4Q25	4Q24	Var. %	2025	2024	Var. %
Profit (loss) for the period	165	75	119.1%	352	617	(43.0)%
(+) Income tax expense (benefit)	15	2	517.5%	62	80	(22.1)%
(+) Depreciation and amortization (1)	193	184	4.9%	730	655	11.5%
(+) Net finance cost	123	179	-31.5%	514	370	39.1%
(+) Impairment (reversal)	—	—	NA	-4	0	NA
(+) Aircraft leasing (2)	5	5	5.9%	18	16	9.1%
Adjusted EBITDAR (3)	502	446	12.5%	1,672	1,738	(3.8)%
(-) Extraordinary ítems (4)	67	45	NA	67	166	NA
Normalized Adjusted EBITDAR (3)	435	402	8.3%	1,606	1,578	1.8%

Figures may not sum to total due to rounding.

4Q25 & FY25 RESULTS

	Three Months Ended December 31			Twelve Months Ended December 31
Adjusted Total Operating Income Reconciliation	4Q25	4Q24	Var. %	2025	2024	Var. %
Total operating income (USD millions)	303	257	18.0%	928	1,067	(13.0)%
(-) Extraordinary items (4)	67	45	NA	67	166	NA
Normalized Total operating income (USD millions) (3)	236	212	11.6%	861	901	(4.4)%

Figures may not sum to total due to rounding.

1)	Depreciation and amortization expense as presented in our profit or loss.
2)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
3)

Adjusted EBITDAR and Normalized Adjusted EBITDAR are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

4)

Extraordinary, non-recurrent items consist of adjustments related to extraordinary income from the sale of TechOps and non-capitalized administrative expenses related to our Initial Public Offering (IPO) recorded in 2025, and extraordinary favorable effects within operating income and Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives recorded in 2024.

Adjusted Net Debt Reconciliation	December 31, 2025	December 31, 2024
Total loans and borrowings, including leases	4,055	3,701
(-) Cash and cash equivalents	1,024	842
= Adjusted Net Debt (1)	3,031	2,859

Figures may not sum to total due to rounding.

1)

Adjusted Net Debt is a non-IFRS measures and has limitations as analytical tools, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Net Leverage Ratio Reconciliation (Adjusted Net Debt / Last Twelve Months Adjusted EBITDAR)	December 31, 2025		December 31, 2024
Adjusted Net Debt (1)	3,031		2,859
Last Twelve Months Adjusted EBITDAR (1)	1,672		1,738
= Net Leverage Ratio (1)	1.8	x	1.6	x

Figures may not sum to total due to rounding

1)

Adjusted Net Debt, Adjusted EBITDAR and Net Leverage Ratio are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Aeroméxico November 2025 Traffic Results

Mexico City, Mexico, December 8, 2025 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO) (“Aeroméxico”) reports its November 2025 operational results:

•

Grupo Aeroméxico transported 1 million and 995 thousand passengers in November 2025, a 2.0% year-over-year decrease. International passengers decreased by 1.3%, while domestic passengers decreased by 2.3%.

•	Aeroméxico’s total capacity, measured in available seat miles (ASMs), decreased by 4.0% year-over-year. International ASMs decreased by 4.7%, while domestic capacity decreased by 2.3% year-over-year.

•	Demand, measured in passenger miles (RPMs), decreased by 1.5% year-over-year. International demand decreased by 0.8%, while domestic demand decreased by 3.0%, both figures compared to November 2024.

•	Aeroméxico’s November 2025 load factor was 87.5%, a 2.3 p.p. increase as compared to November 2024. International load factor increased by 3.6 p.p., and domestic load factor decreased by 0.6 p.p.

Andrés Conesa, Chief Executive Officer stated: “Aeroméxico recorded continued sequential improvement in November, driven by robust demand and sustained operational discipline. Year-to-date, the airline remains recognized as the world’s most punctual carrier in 2025. Notably, second-half load factors have reversed the softness seen earlier in the year. This inflection reflects a strengthening across key markets, including the U.S. As year-end approaches, these trends reinforce a favorable setup for the fourth quarter.”

	November			Cumulative to November
	2025	2024	Var vs 2024	2025	2024	Var vs 2024
Passengers (itinerary + charter, thousands)
Domestic	1,346	1,378	-2.3%	14,820	15,757	-5.9%
International	648	657	-1.3%	7,588	7,410	2.4%
Total	1,995	2,034	-2.0%	22,408	23,167	-3.3%
ASMs (itinerary + charter, millions)
Domestic	871	892	-2.3%	9,791	10,444	-6.3%
International	1,900	1,994	-4.7%	22,925	22,098	3.7%
Total	2,771	2,886	-4.0%	32,716	32,543	0.5%
RPMs (itinerary + charter, millions)
Domestic	750	773	-3.0%	8,347	8,960	-6.8%
International	1,675	1,688	-0.8%	19,714	19,239	2.5%
Total	2,424	2,460	-1.5%	28,061	28,198	-0.5%
Load Factor (itinerary, %)			p.p.			p.p.
Domestic	86.1%	86.7%	-0.6	85.3%	85.8%	-0.5
International	88.2%	84.6%	3.6	86.0%	87.1%	-1.0
Total	87.5%	85.3%	2.3	85.8%	86.7%	-0.9

Figures may not sum to total due to rounding.

Starting November 2025, the indicators are presented in miles. This change ensures consistency and comparability across the industry. Our monthly and year-to-date figures for 2024 also reflect this change.

NOVEMBER 2025 TRAFFIC RESULTS

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

•

“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

•

“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

•

“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com

www.skyteam.com

Aeroméxico December 2025 Traffic Results

Mexico City, Mexico, January 6, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO) (“Aeroméxico”) reports its December 2025 operational results:

•

Grupo Aeroméxico transported 2 million and 180 thousand passengers in December 2025, a 0.4% year-over-year increase. International passengers increased by 2.7%, while domestic passengers decreased by 0.9%.

•	Aeroméxico’s total capacity, measured in available seat miles (ASMs), decreased by 0.4% year-over-year. International ASMs increased by 0.1%, while domestic capacity decreased by 1.4% year-over-year.

•	Demand, measured in passenger miles (RPMs), increased by 1.3% year-over-year. International demand increased by 2.7%, while domestic demand decreased by 1.9%, both figures compared to December 2024.

•	Aeroméxico’s December 2025 load factor was 87.1%, a 1.4 p.p. increase as compared to December 2024. International load factor increased by 2.2 p.p., and domestic load factor decreased by 0.5 p.p.

Andrés Conesa, Chief Executive Officer stated: “December traffic results confirmed the materialization of the recovery trend, supported by strong load factors driven by solid demand and sustained operational discipline. Market conditions improved progressively throughout the second half of the year, enabling us to close 2025 with strengthened momentum. In parallel, for the second consecutive year, Aeroméxico was recognized as the world’s most on-time airline in 2025. This performance underscores the consistency of our execution and reinforces our confidence heading into the year ahead.”

	December			Cumulative to December
	2025	2024	Var vs 2024	2025	2024	Var vs 2024
Passengers (itinerary + charter, thousands)
Domestic	1,391	1,403	-0.9%	16,210	17,160	-5.5%
International	789	769	2.7%	8,377	8,179	2.4%
Total	2,180	2,171	0.4%	24,587	25,338	-3.0%
ASMs (itinerary + charter, millions)
Domestic	897	910	-1.4%	10,688	11,354	-5.9%
International	2,191	2,189	0.1%	25,116	24,288	3.4%
Total	3,088	3,099	-0.4%	35,804	35,642	0.5%
RPMs (itinerary + charter, millions)
Domestic	795	811	-1.9%	9,142	9,770	-6.4%
International	1,895	1,845	2.7%	21,609	21,083	2.5%
Total	2,690	2,655	1.3%	30,751	30,854	-0.3%
Load Factor (itinerary, %)			p.p.			p.p.
Domestic	88.6%	89.1%	-0.5	85.5%	86.0%	-0.5
International	86.5%	84.3%	2.2	86.1%	86.8%	-0.7
Total	87.1%	85.7%	1.4	85.9%	86.6%	-0.7

Figures may not sum to total due to rounding.

Starting November 2025, the indicators are presented in miles. This change ensures consistency and comparability across the industry. Our monthly and year-to-date figures for 2024 also reflect this change.

DECEMBER 2025 TRAFFIC RESULTS

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

•

“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

•

“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

•

“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com

www.skyteam.com

Aeroméxico January 2026 Traffic Results

Mexico City, Mexico, February 5, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO) (“Aeroméxico”) reports its January 2026 operational results:

•

Grupo Aeroméxico transported 2 million and 53 thousand passengers in January 2026, a 1.8% year-over-year decrease. International passengers increased by 2.7%, while domestic passengers decreased by 4.2%.

•	Aeroméxico’s total capacity, measured in available seat miles (ASMs), decreased by 2.3% year-over-year. International ASMs decreased by 1.7%, while domestic capacity decreased by 3.6% year-over-year.

•	Demand, measured in passenger miles (RPMs), increased by 1.1% year-over-year. International demand increased by 3.8%, while domestic demand decreased by 5.0%, both figures compared to January 2025.

•	Aeroméxico’s January 2026 load factor was 87.0%, a 2.9 p.p. increase as compared to January 2025. International load factor increased by 4.7 p.p., and domestic load factor decreased by 1.2 p.p.

Andrés Conesa, Chief Executive Officer stated: “January traffic results confirm the recovery momentum built in recent months. After external shocks impacted demand early in 2025, we responded decisively by realigning capacity from the second quarter onward. With strong load factors in January, we demonstrated disciplined and agile network management. Capacity is expected to resume its growth trajectory in the second quarter of 2026, reinforcing our confidence as we enter the year with a balanced strategy focused on sustainable growth and disciplined execution.”

	January
	2026	2025	Var vs 2025
Passengers (itinerary + charter, thousands)
Domestic	1,298	1,355	-4.2%
International	755	735	2.7%
Total	2,053	2,090	-1.8%
ASMs (itinerary + charter, millions)
Domestic	892	925	-3.6%
International	2,111	2,148	-1.7%
Total	3,003	3,073	-2.3%
RPMs (itinerary + charter, millions)
Domestic	740	779	-5.0%
International	1,874	1,805	3.8%
Total	2,614	2,584	1.1%
Load Factor (itinerary, %)			p.p.
Domestic	83.0%	84.2%	-1.2
International	88.8%	84.0%	4.7
Total	87.0%	84.1%	2.9

Figures may not sum to total due to rounding.

JANUARY 2026 TRAFFIC RESULTS

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

•

“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

•

“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

•

“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com

www.skyteam.com